FARALLON RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2005

(Expressed in United States Dollars, unless otherwise stated)

 (Unaudited)

FARALLON RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars, unless otherwise stated)

	September 30	June 30
	2005	2005
	(unaudited)	(audited)

ASSETS

Current assets
Cash and equivalents	$11,460,786	$13,962,200
Amounts receivable and prepaids	515,741	686,683
Balances receivable from related parties (note 7)	82,934	–
	12,059,461	14,648,883

Buildings and equipment (note 4)	368,770	384,324
Mineral property interests (note 5)	8,963,127	8,963,127

	$21,391,358	$23,996,334

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$553,514	$607,573
Balances payable to related parties (note 7)	–	115,023
	553,514	722,596

Shareholders' equity
Share capital (note 6)	73,833,240	73,800,541
Contributed surplus (note 6(e))	1,328,522	845,523
Deficit	(54,323,918)	(51,372,326)
	20,837,844	23,273,738
Nature of operations (note 1)
Commitments (notes 5 and 9(c))
Contingencies (note 9)

	$21,391,358	$23,996,334

See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

FARALLON RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
	2005	2004
Expenses
Exploration (schedule)	$2,442,919	$1,101,361
Interest	–	141
Legal, audit and accounting	125,850	539,690
Office and administration	497,916	267,427
Shareholder communication	26,675	17,003
Stock-based compensation - exploration (note 6(c))	141,364	279,801
Stock-based compensation - office and administration (note 6(c))	341,635	240,544
Travel and conferences	56,369	44,713
	3,632,728	2,490,680

Other income (expense)
Foreign exchange gain	601,100	240,260
Interest income	80,036	24,115
Gain on sale of equipment	–	1,543
	681,136	265,918

Loss for the period	2,951,592	2,224,762

Deficit, beginning of period	51,372,326	38,940,495

Deficit, end of period	$54,323,918	$41,165,257

Basic and diluted loss per share	$0.03	$0.04

Weighted average number of common shares outstanding	99,309,344	60,165,774

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
Cash provided by (used in)	2005	2004

Operating activities
Loss for the period	$(2,951,592)	$(2,224,762)
Items not involving cash
Amortization included in exploration expenses	33,011	12,166
Gain on sale of equipment	–	(1,543)
Stock-based compensation (note 6(c))	482,999	520,345
Changes in non-cash working capital
Amounts receivable and prepaids	170,942	(161,824)
Accounts payable and accrued liabilities	(54,059)	213,053
	(2,318,699)	(1,642,565)

Investing activities
Purchase of equipment	(17,457)	(70,338)
Proceeds from sale of equipment	–	1,543
	(17,457)	(68,795)

Financing activities
Balances receivable (payable) from (to) related parties	(197,957)	237,819
Common shares issued for cash, net of issue costs	32,699	312,736
	(165,258)	550,555

Decrease in cash and equivalents	(2,501,414)	(1,160,805)
Cash and equivalents, beginning of period	13,962,200	5,413,013

Cash and equivalents, end of period	$11,460,786	$4,252,208

Supplemental cash flow information
Income taxes paid	$–	$–
Interest paid (note 7)	$–	$141

See accompanying notes to the consolidated financial statements.

FARALLON RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended September 30
Campo Morado Property	2005	2004
Exploration expenses incurred during the period
Assays and analysis	$81,274	$33,564
Amortization	33,011	12,166
Drilling	891,607	457,215
Engineering	730,033	175,295
Geological	263,766	141,045
Site activities	404,331	259,760
Transportation	38,897	22,316
Subtotal	2,442,919	1,101,361
Stock-based compensation (note 6(c))	141,364	279,801
Exploration expenses, including stock-based
compensation, incurred during the period	2,584,283	1,381,162
Cumulative exploration expenses, beginning of period	37,239,416	28,121,405
Cumulative exploration expenses, end of period	$39,823,699	$29,502,567

Cumulative exploration expenditures consists of:
Cumulative cash expenditures	$38,977,661	$28,883,746
Cumulative non-cash stock-based compensation	846,038	618,821
	$39,823,699	$29,502,567

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Farallon Resources Ltd. (the “Company” or "Farallon") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. Its principal mineral property interest, the Campo Morado Property, is located in Guerrero State, Mexico.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, confirmation of the Company’s title to the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern. At September 30, 2005, the Company had working capital of approximately $11.5 million, which although expected to be sufficient to allow the Company to fund its operations for the current fiscal year, may not be sufficient to meet its planned business objectives. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail its operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash. At September 30, 2005, the Company held Canadian-dollar-denominated cash and equivalents totaling Cdn$13,195,332 ($11,348,871) (June 30, 2005 – Cdn$17,000,756 ($13,873,638)).

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(b)	Buildings and equipment

Buildings and equipment are used in the Company’s exploration activities and are stated at cost less accumulated amortization. Amortization, which is included in exploration expenses in the statement of operations, is provided on a straight-line basis at various rates ranging from 10% to 25% per annum representing the estimated useful lives of the related buildings and equipment.

(c)	Mineral property interests

Exploration expenditures incurred prior to the determination of the feasibility of mining operations and administrative expenditures are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to such determination, and to increase or to extend the life of existing production, are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or written down to fair value when an impairment in value has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares, based on the quoted market price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded when paid.

The amount shown for mineral property interests represents acquisition costs incurred to date and does not necessarily reflect present or future values.

(d)	Long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset with expected future net cash flows to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

(e)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the stock exchange on the date the agreement to issue the shares was reached.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company records all stock-based payments granted on or after July 1, 2003 using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable and are charged to operations over the vesting period. The offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related contributed surplus is transferred to share capital.

(h)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(i)	Foreign currency translation

All of the Company’s foreign operations are integrated with those of the Company’s domestic operations and use the United States dollar as their functional currency.

Monetary assets and liabilities of the Company and its integrated foreign subsidiaries are translated into United States dollars at exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains and losses on translation are recorded in the statement of operations.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(j)	Financial instruments

The carrying values of cash and equivalents, amounts receivable and prepaids, and accounts payable and accrued liabilities approximate their fair values due to their short term nature. It is not practicable to determine the fair values of the advances to or from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments. Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial statements.

It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company maintains a substantial portion of its cash and equivalents in Canadian dollars (note 3(a)) and is therefore, subject to currency risk.

(k)	Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share is the same as basic loss per share as the effect of the outstanding options and warrants would be anti-dilutive. As at September 30, 2005, there were 5,108,000 share purchase options and 35,524,566 share purchase warrants outstanding.

(l)	Segment disclosures

The Company operates in a single segment, being the exploration of mineral properties in Mexico. Other than exploration expenses and mineral property acquisition costs, substantially all of the Company’s net expenses are incurred in Canada.

(m)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the recoverability of buildings and equipment, impairment of mineral property interests, the determination of reclamation obligations and obligations under legal claims, the classification of amounts receivable between current and non-current assets, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(n)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

4.	BUILDINGS AND EQUIPMENT

		Accumulated
September 30, 2005	Cost	amortization	Net book value
Buildings	$430,779	$353,497	$77,282
Exploration equipment	461,154	278,012	183,142
Furniture and office equipment	112,528	68,874	43,654
Vehicles	166,836	102,144	64,692
	$1,171,297	$802,527	$368,770

		Accumulated
June 30, 2005	Cost	amortization	Net book value
Buildings	$430,779	$342,728	$88,051
Exploration equipment	461,154	263,748	197,406
Furniture and office equipment	95,071	66,288	28,783
Vehicles	166,836	96,752	70,084
	$1,153,840	$769,516	$384,324

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

5.	MINERAL PROPERTY INTERESTS

	September 30	June 30
Acquisition costs	2005	2004

Campo Morado Property, Mexico	$8,963,127	$8,963,127

On October 15, 1995, the Company entered into an option agreement to earn a 100% interest in the Campo Morado and La Alina concessions, owned by Minera Summit de Mexico, S.A. de C.V. (“Minera Summit”), a private Mexican company. The two concessions, now covering approximately 5,742 hectares, are located in Guerrero State, Mexico, approximately 160 kilometers southwest of Mexico City and 155 kilometers north of Acapulco. To earn its interest (which was earned during fiscal 1997), the Company issued a total of 750,000 common shares to Minera Summit, made payments totaling $1,235,388 to Minera Summit, and completed a staged exploration program on the property of a minimum of $1,825,000 (14,700,000 pesos). Upon the completion of a positive feasibility study, the Company will be required to issue up to an additional 750,000 shares to Minera Summit based on a sliding scale of net recoverable gold-equivalent ounces, as identified by the feasibility study, between 1 and 6 million ounces.

On January 10, 1997, title to the Campo Morado and La Alina concessions was conveyed to the Company and registered in the Mexican Public Registry of Mining. The Consejo de Recursos Minerales (Council for Mineral Resources), a decentralized entity with independent legal capacity under the Mexican Federal Ministry of Energy, Mines and Government Industry, has released in full all bonding it had required to guarantee property work obligations, but a performance deposit of $300,000 held by Minera Summit has not yet been returned to the Company. The Company is investigating various alternatives to recover these funds.

The Company also acquired by location or purchase, an additional 5,821 hectares of concessions contiguous to the above two concessions, including $150,000 spent during fiscal 2000 to acquire the La Trinidad concession, bringing the Company's land holdings at Campo Morado to approximately 11,563 hectares.

The Company refined and reduced the area of its exploration concessions to core blocks and converted all but one of the exploration concessions (La Trinidad) into exploitation concessions during the years ended June 30, 2004 and 2003.

Title to mineral concessions held by the Company has been granted by the regulatory authorities in Mexico. In order to maintain these mineral concessions in good standing, the Company is required to pay taxes and mining duties, and to carry out annual assessment work, which costs are included within exploration expenses.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of unlimited common shares without par value.

(b)	Issued and outstanding common shares

	Price	Number	Amount
Common shares issued	(Cdn$)	of Shares	(US$)
Balance, June 30, 2003		32,638,134	44,944,698
Share purchase options exercised	$ 0.22	7,000	1,173
Share purchase options exercised	$ 0.26	37,000	7,057
Share purchase options exercised	$ 0.30	3,500	770
Share purchase options exercised	$ 0.50	25,000	9,373
Share purchase warrants exercised	$ 0.40	10,721,666	3,255,456
Share purchase warrants exercised	$ 0.50	642,264	238,825
Share purchase warrants exercised	$ 0.57	408,600	176,863
Private placements, December 2003, net of issue costs (i)	$ 0.38	15,153,372	4,217,259
Balance, June 30, 2004		59,636,536	52,851,474
Share purchase options exercised (note 6(c))	$ 0.22	7,000	1,134
Share purchase options exercised (note 6(c))	$ 0.30	3,500	850
Share purchase options exercised (note 6(c))	$ 0.50	3,310,000	1,318,877
Share purchase options exercised (note 6(c))	$ 0.56	25,500	11,800
Share purchase options exercised (note 6(c))	$ 0.60	5,000	2,508
Share purchase options exercised (note 6(c))	$ 0.70	12,500	7,108
Share purchase options exercised (note 6(c))	$ 0.71	25,000	14,004
Share purchase warrants exercised (note 6(d))	$ 0.50	7,479,472	2,953,790
Private placements, December 2004, net of issue costs (ii)	$ 0.70	28,740,477	15,879,498
Contributed surplus allocated to shares issued on exercise of
stock options (note 6(e))			759,498
Balance, June 30, 2005		99,244,985	73,800,541
Share purchase warrants exercised (note 6 (d))	$0.50	78,947	32,699
Balance, September 30, 2005		99,323,932	$ 73,833,240

(i)

On December 31, 2003, the Company completed a private placement of 14,922,372 units at Cdn$0.38 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one common share at Cdn$0.50 expiring on December 31, 2005 (note 6(d)). The Company paid commissions of Cdn$93,930 and issued 231,000 units to the agents, bringing the total issued units to 15,153,372. The warrants are subject to a 45-day accelerated expiry, at the Company’s option, if the closing trade price of the Company's common shares on the TSX Venture Exchange is at least $1.00 for any ten consecutive trading days.

(ii)

On December 17, 2004, the Company completed a private placement of 28,571,877 units at Cdn$0.70 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase an additional common share exercisable at a price of Cdn$0.80 until December 17, 2005 and thereafter until December 17, 2006 at Cdn$1.02 (note 6(d)). The Company incurred share issue costs of Cdn$973,956 and issued 168,600 common shares to the agents.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan (“2004 Option Plan”) approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option ordinarily equals the closing price for the common shares on the last trading day before the grant. Options may have a term of up to ten years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death. Vesting of options is at the discretion of the Board at the time the options are granted.

The 2004 Option Plan is based on the maximum number of eligible grants equalling a rolling percentage of up to 10% of the Company’s outstanding common shares, calculated from time to time. Pursuant to the 2004 Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, the options available to grant under the 2004 Option Plan increase proportionately.

The continuity of share purchase options for the period ended September 30, 2005 is as follows:

	Exercise	June 30			Expired or	Sept. 30
Expiry date	price	2005	Granted	Exercised	cancelled	2005
February 8, 2006	Cdn$0.74	50,500	–	–	–	50,500
June 21, 2006	Cdn$0.60	415,000	–	–	–	415,000
June 21, 2006	Cdn$0.65	195,000	–	–	(40,000)	155,000
June 21, 2006	Cdn$0.70	1,767,500	–	–	(10,000)	1,757,500
June 1, 2007	Cdn$0.60	50,000	–	–	–	50,000
June 22, 2007	Cdn$0.60	240,000	–	–	–	240,000
June 22, 2007	Cdn$0.74	275,000	–	–	–	275,000
Sept. 28, 2007	Cdn$0.58	–	2,165,000	–	–	2,165,000
		2,993,000	2,165,000	–	(50,000)	5,108,000

Weighted average
exercise price (Cdn$)		$ 0.68	$ 0.58	$ –	$ 0.66	$ 0.64

As at September 30, 2005, 5,018,000 of these options, with a weighted average exercise price of Cdn$0.64, had vested and were exercisable.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted for the three months ended September 30, 2005 and 2004 have been reflected in the statement of operations as follows:

	Three months ended
	September 30
	2005	2004
Exploration
Engineering	$69,699	$159,562
Environmental, socioeconomic and land	–	–
Geological	71,665	120,239
Exploration	141,364	279,801
Operations and administration	341,635	240,544

Total compensation cost recognized in
operations, credited to contributed surplus	$482,999	$520,345

The assumptions used to estimate the fair value of options granted during the respective periods were:

	Three months ended
	September 30
	2005	2004
Risk free interest rate	3%	3%
Expected life	2.02 years	1.73 years
Expected vesting terms	0 – 12 months	0 – 8 months
Expected volatility	84%	98%
Expected dividends	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each exercisable into one common share) for the period ended September 30, 2005 is:

		June 30				Sept. 30
Expiry date	Exercise Price	2005	Issued	Exercised	Expired	2005
Dec. 31, 2005	Cdn$0.50	7,031,636	–	(78,947)	–	6,952,689
Dec. 17, 2006	Cdn$0.80/Cdn$1.02 (i)	28,571,877	–	–	–	28,571,877
		35,603,513	–	(78,947)	–	35,524,566

Weighted average exercise price (Cdn$)		$ 0.50	$ –	$ 0.50	$ –	$ 0.74

(i)

Warrants are exercisable at Cdn$0.80 until December 17, 2005 and thereafter at Cdn$1.02 until December 17, 2006. If all warrants are exercised at Cdn$1.02, the weighted average exercise price at September 30, 2005 would increase from Cdn$0.74 to Cdn$0.91.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(e)	Contributed surplus

Balance, June 30, 2004	833,070
Changes during 2005
Non-cash stock-based compensation	771,951
Fair value of stock options allocated to shares issued on exercise (note 6(b))	(759,498)
Balance, June 30, 2005	845,523
Changes during 2006
Non-cash stock-based compensation (note 6(c))	482,999
Balance, September 30, 2005	$1,328,522

7.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
	September 30	June 30
Balances receivable (payable) (a)	2005	2005
Hunter Dickinson Inc. and subsidiaries (a)	$82,934	$(96,390)
Hunter Dickinson Group Inc. (b)	–	(2,727)
CEC Engineering Ltd. (c)	–	(15,906)
Balances (payable) receivable to related parties	$82,934	$(115,023)

	Three months ended September 30
Reimbursements for third party expenses and services
rendered	2005	2004
Hunter Dickinson Inc. and subsidiaries (a)	$951,005	$573,149
Hunter Dickinson Group Inc. (b)	2,658	2,485
CEC Engineering Ltd. (c)	–	6,542
Administration cost recovery
Hunter Dickinson Inc. (a)	24,976	22,894

(a)

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiaries are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balances due to HDI are unsecured, due on demand and non-interest bearing.

(b)	Hunter Dickinson Group Inc. is a private company with certain directors in common with the Company that provides consulting services to the Company on a full cost recovery basis.

(c)	CEC Engineering Ltd. is a private company controlled by a director that provides engineering and project management services to the Company based on the fair market value of those services.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

8.	INCOME TAXES

Substantially all of the difference between the actual income tax expense of $nil and the expected income tax recovery at B.C. statutory corporate tax rates relates to losses not recognized.

The significant components of the Company’s future tax asset (liability) are approximately as follows:

	June 30	June 30
	2005	2004
Future income tax assets:
Loss carry forwards and other	$3,710,000	$1,773,000
Valuation allowance	(3,710,000)	(1,667,000)
Future income tax asset	–	111,000
Future income tax liability – mineral property interest	–	(111,000)
Net future income tax asset (liability)	$–	$–

At June 30, 2005, the Company had non-capital losses carried forward for Canadian income tax purposes totaling approximately Cdn$8.8 million, expiring in various periods from 2006 to 2015. The Company also has net operating loss carry forwards and resource deductions totaling approximately $11.6 million for Mexican income tax purposes which are currently being substantiated, and if not utilized to reduce Mexican taxable income in future periods, will expire in various periods through 2015.

9.	COMMITMENTS AND CONTINGENCIES

(a)	Mineral Property Interests – Campo Morado

The Company's 100%-owned Campo Morado ownership rights were challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. The legal actions heard in British Columbia and Nevada were decided in the Company’s favor in 1998 and 1999 and 2001, although the Nevada ruling has been appealed by the plaintiff.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favor of Farallon and the other defendants. The Court found the plaintiff's claim was without merit and ordered the plaintiff to pay Farallon's costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff's appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

FARALLON RESOURCES LTD.
Notes to the Consolidated Financial Statements
Three months ended September 30, 2005
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

On September 7, 2004, the Company was notified of a new lawsuit by David Hermiston, one of the original plaintiffs, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. The case is currently proceeding through the Mexican courts. In connection with this claim, a lien was filed on certain assets of the Company's Mexican operating subsidiary. Management's view is that this claim is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(b)	Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. ("Wiltz"), alleges that it is owed 750,000 common shares of Farallon related to the Company’s alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company has filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora. Wiltz has filed a corresponding criminal action against the Company and certain of the directors of the Company. The Company's attorneys have filed documents to have these proceedings dismissed and are seeking remediation from Wiltz and associated parties. In connection with this claim, a lien was filed on certain assets of the Company's Mexican subsidiary. Management's view is that this claim by Wiltz is without merit and the Company is vigorously defending the action. However, the outcome of this matter is currently not determinable.

(c)	Legal services agreement

During the year ended June 30, 2005, the Company entered into legal services agreements which obligates the Company to expenditures aggregating up to approximately $1,020,000 for services which will be rendered during the current fiscal year.

10.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties.